STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

May 1, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the ISM Dynamic Equity Fund (f/k/a FMX Growth Allocation Fund) and the ISM Dynamic Fixed Income Fund (f/k/a FMX Total Return Fund), ISM Non Traditional Fund, ISM High Income Fund, ISM Strategic Equity Fund, ISM Strategic Fixed Income Fund, ISM Global Alpha Tactical Fund, ISM Tax Free Fund, ISM Dividend Income Fund, and ISM Premier Asset Management Fund (collectively, the “FMX Funds”), each a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on March 5, 2013 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the FMX Funds.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  The fee tables in the summary sections of the Prospectus note that the distribution and/or service (12b-1) fees for the Institutional Class Shares are “None.”  Consistent with this disclosure, confirm that a distribution plan pursuant to Rule 12b-1 has not been adopted with respect to the Institutional Class Shares.  If a plan has been adopted, state that the distribution and/or service (12b-1) fees are 0.00% rather than “None.”

Response: A distribution plan pursuant to Rule 12b-1 has not been adopted for the Institutional Class Shares of the Fund.

2.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: All principal investment strategies and risks are disclosed in the revised Prospectus.

3.
Comment:  With respect to each Fund that is a “fund of funds,” confirm that it will invest in unaffiliated investment companies registered under the Investment Company.  Clarify the disclosure for each Fund under “Principal Investment Strategies” accordingly.

Response: Each Fund will invest in unaffiliated investment companies registered under the Investment Company Act of 1940. The Prospectus has been revised in order to clearly reflect this fact.

4.
Comment:  For each Fund that is a “fund of funds,” confirm that the principal investment strategies are limited to investments in unaffiliated funds and direct investments in options and futures contracts.

Response: The Prospectus has been revised in order to clarify the principal investment strategies and the types of investments made by each Fund.

5.
Comment:  Confirm that the description of each Fund’s principal investment strategies and risks discloses the particular derivative instruments in which the Fund will invest and the risks related to investments in that particular instrument.  The description should also disclose the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

6.
Response:  The description of the Funds’ principal investment strategies and risks found in the disclosure provided in response to Item 4 and Item 9 of Form N-1A notes the particular derivate instruments in which the Fund will invest, as well as the purpose and extent of such investments.  The Trust acknowledges the observations about derivatives-related disclosures expressed in the letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

7.	Comment: The disclosure regarding a Fund’s investments in junk bonds should also disclose whether the investments may include debt securities of issuers in default.

Response: The Prospectus has been revised accordingly.

8.
Comment:  Revise any language in the Prospectus that is open-ended and implies that additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The Prospectus had been revised as requested.

9.	Comment: Confirm that all principal risks have been disclosed or revise the Prospectus as needed to include such risks.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

10.
Comment:  For Funds that invest in unaffiliated funds, the “Principal Risks of Investing in the Fund” in the summary section of the prospectus should disclose (i) that the underlying funds each have their own unique investment objective, strategies, and risks; (ii) that there is no guarantee that the underlying funds will achieve their investment objectives; (iii) the risks attendant to investments in such underlying funds; (iv) that the Fund has exposure to such risks in direct proportion to the allocation of assets among underlying funds; (v) that the investment policies of the underlying funds may differ from the Fund’s policies, with the exception of the policy on concentration.

Response:  The following risk disclosure regarding the underlying funds has been added to the prospectus: “The Portfolio Funds each have their own unique investment objective, strategies, and risks.  There is no guarantee that the Portfolio Funds will achieve their investment objectives and the Fund has exposure to the investment risks of the Portfolio Funds in direct proportion to the allocation of assets among the funds.  The investment policies of the Portfolio Funds may differ from the Fund’s policies.”  In addition, disclosure in the Statement of Additional Information explains the investment policies of the Funds that prevent them from making investments that circumvent or dilute the concentration policy.

11.
Comment:  The disclosure about portfolio turnover risk under “Principal Risks of Investing in the Fund” with respect to each Fund notes that “under normal circumstances, the anticipated portfolio turnover rate for the Fund is expected to be greater than 100%.”  This disclosure does not appear to be consistent with the disclosure about portfolio turnover under “Fees and Expenses of the Fund,” which show turnover rates that are much greater than 100%.  Revise as necessary.

Response: The disclosure cited in the comment has been deleted.

12.
Comment:  The disclosure under “Performance Information” in the summary section of the Prospectus for the ISM Dynamic Growth Fund and the ISM Dynamic Total Return Fund requires revisions in order to conform to the instructions in Form N-1A for funds with multiple classes.

Response: The Prospectus has been revised as requested.

13.
Comment:  If information for one or more other indexes has been included in the disclosure under “Performance Information” in the summary section of the Prospectus in addition to the required broad-based securities market index, disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

Response:  The disclosure for the ISM Dynamic Growth Fund includes information for more than one index because the Fund has changed its primary performance benchmark.  The table has been footnoted to explain the reason for the selection of a different index, as well as to disclose information about the additional index.

14.
Comment:  In the disclosure under “Principal Investment Strategies” for the ISM Non Traditional Fund, summarize in greater detail, to the extent possible, the alternative, or non-traditional, investment strategies and asset classes that will be utilized by the Fund.

Response: The Prospectus has been revised as requested.

15.
Comment:  Confirm that all principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

Response:  All principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

16.
Comment:  With respect to Funds that are subject to the 80% investment restriction of Rule 35d-1 under the Investment Company Act, disclosure about the restriction should (i) note that the Fund will only invest in underlying funds with a similar restriction or explain the policies of the Fund that prevent it from making investments that circumvent or dilute the restriction, and (ii) clarify that the Fund will invest at least 80% of the value of “net assets plus borrowings for investment purposes” in the type of securities indicated by the Fund’s name.

Response:  Disclosure provided in response to Item 9 of Form N-1A elaborates on the 80% investment restriction with respect to each Fund and explains the policies that prevent them from making investments that would serve circumvent or dilute the restriction.  In addition, the disclosure has been clarified with respect to each Fund to state that the restriction applies to net assets, plus borrowings for investment purposes.

17.
Comment:  Where applicable, instead of stating that a Fund’s average portfolio duration will vary, disclose that the Funds do not have an established average duration.  In addition, include similar disclosure with respect to average portfolio maturity and credit quality if necessary.

Response: The Prospectus has been revised as requested.

18.
Comment:  Since the term “global,” as used in the name of the ISM Global Alpha Tactical Fund, connotes diversification among investments in a number of different countries throughout the world, the disclosure for the Fund notes that “at least 15% of Fund assets will be allocated to foreign markets”; however such a low requirement for allocation of assets to foreign markets may make use of the term “global” in the Fund’s name potentially misleading.  By way of example, funds that use similar terms in their name often state that the fund will (i) invest a majority of its assets in foreign markets, or (ii) invest in at least three different countries, and invest at least 40 percent of its assets in foreign markets or, if conditions are not favorable, invest at least 30 percent of its assets in foreign markets.

Response: The name of the Fund has been changed to the Rx Tactical Rotation Fund.

19.
Comment:  With respect to Funds that allocate assets to foreign markets, explain the method utilized by the Fund to classify a security as domestic or foreign.  In addition, explain, to the extent possible, the method utilized by underlying funds to classify a security as domestic or foreign.

Response:  The disclosure provided in response to Item 9 of Form N-1A notes that “The Advisor deems an issuer to be foreign if it is an issuer of securities for which a U.S. market is not the principal trading market.”  Because the Funds principally invest in multiple underlying funds that are unaffiliated, and such investments change over time, it is not possible to identify in the Prospectus the method utilized by underlying funds to classify a security as domestic or foreign.

20.
Comment:  Confirm that the assets of the ISM Tax Free Fund subject to the 80% investment restriction Rule 35d-1 under the Investment Company Act are invested in municipal securities that generate income exempt from both federal income taxes and the federal alternative minimum tax.

Response:  The name of the Fund has been changed to the Rx Tax Advantaged Fund.  Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in Portfolio Funds that invest in municipal bonds that generate income exempt from federal income taxes.  The Prospectus has been revised to clarify that some income may be subject to state and local taxes and to the federal alternative minimum tax.

21.	Comment: Confirm that the principal investment strategies for the ISM Dividend Income Fund are limited to investments in common stocks.

Response:  The Prospectus has been revised to clarify that the Fund may invest in another mutual fund managed by the Sub-Advisor in order to obtain exposure to foreign markets if it is believed that direct investments in foreign markets would not be feasible because the Fund’s net assets are at low levels.

22.	Comment: In the description of the principal investment strategy for the ISM Dividend Income Fund, clarify in plain English the meaning of the phrase “higher relative dividend yields.”

Response: The disclosure has been revised to state that investments are selected based on relative dividend yields, dividend growth potential, and anticipated stock price appreciation.

23.	Comment: In the description of the principal investment strategy for the ISM Dividend Income Fund, identify the “seven to ten sectors” in which the Fund will be invested.

Response: The Prospectus has been revised as requested.

24.	Comment: The acronym “ADR” should be defined when it is first used in the Prospectus.

Response: The Prospectus has been revised as requested.

25.
Comment:  In the description of the principal investment strategy for the ISM Dividend Income Fund, state that the Fund may invest in unsponsored ADRs rather than stating that the Fund may invest in ADRs organized independently of the issuers.

Response: The Prospectus has been revised as requested.

26.	Comment: In the description of the principal investment strategy for the ISM Dividend Income Fund, clarify in plain English the meaning of the phrase “local market.”

Response: The disclosure in the Prospectus has been clarified as requested.

27.	Comment: The acronym “FTSE” should be defined when it is first used in the Prospectus.

Response: The Prospectus has been revised as requested.

28.
Comment:  In the description of the principal investment strategy for the ISM Dividend Income Fund, it is noted that U.S. companies must have a dividend yield higher than the S&P 500 and U.K. companies must have a dividend yield higher than the FTSE.  Explain how the market index used in this investment screen is determined for other markets.

Response: The Prospectus has been revised as requested.

29.	Comment: In the description of the principal investment strategy for the ISM Dividend Income Fund, clarify in plain English the meaning of the phrase “unusually high historical relative yield.”

Response: The disclosure in the Prospectus has been clarified as requested.

Statement of Additional Information

30.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

31.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

32.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are clearly delineated and revise accordingly.

Response: Revisions have been made to insure that the principal and non-principal investment policies are clearly delineated.

33.
Comment:  References to legal authority (e.g., the Fund will not issue senior securities, except as permitted by the Investment Company Act of 1940) should explain the significance of such citation in plain English.

Response:  The Statement of Additional Information has been revised as needed.  Please note that an explanation on the permissible issuance of senior securities follows the enumerated restrictions found under “Investment Limitations” in the Statement of Additional Information.

34.
Comment:  With respect to the limitation on the Funds’ ability to borrow money, as indicated by Fundamental Restriction No. 2, explain why the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices are not considered borrowing.

Response:  The language is intended to call attention to the fact that the margin deposit required for the transactions noted above is the posting of collateral rather than borrowing, and is thus distinguishable from margin buying, which involves buying securities with borrowed funds.

35.
Comment:  The disclosure under “Investment Limitations” in the Statement of Additional Information should explain the policies of the Funds that invest in unaffiliated funds that prevent them from making investments that circumvent or dilute the concentration policy.

Response: The Statement of Additional Information has been revised as requested.

36.
Comment:  The disclosure under “Investment Limitations” in the Statement of Additional Information should include a statement that, with respect to Funds with an 80% investment requirement pursuant to Rule 35d-1 under the Investment Company Act, other investment companies in which a Fund invests for purposes of compliance with the 80% investment requirement must also have an identical 80% investment requirement, rather than a similar 80% investment requirement.

Response:  The comment is duly noted.  The Funds intend to comply with applicable 80% investment requirements by insuring that the other investment companies in which a Fund invests for purposes of compliance with the 80% investment requirement also have a similar 80% investment requirement.  In addition, the Funds will invest so that they will not violate the restriction if the portfolio securities of the other investment companies in which the Fund invests were deemed to be owned directly by the Fund rather than such other investment companies.  Allowing the Funds to invest only in other investment companies with an identical restriction would be excessively limiting.  By way of example, a Fund with “equity” in its name would not be able to invest in another investment company with “large cap equity” in its name for purposes of compliance with the 80% investment requirement.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001